Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan

c/o Stora Enso North America Corp.

510 High Street

P.O. Box 8050

Wisconsin Rapids, WI 54495-8050

USA

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj

(Stora Enso Corporation)

Kanavaranta 1

P.O. Box 309

00101 Helsinki,

Finland

SENA 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

SENA 401(k) Plan

Index to Financial Statements

December 31, 2006 and 2005

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the SENA 401(K) Board

SENA 401(K) Plan

Wisconsin Rapids, Wisconsin

We have audited the accompanying statements of net assets available for benefits of SENA 401(K) Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of SENA 401(K) Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

June 21, 2007

SENA 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets
Investments
Plan interest in the SENA Master Trust	$251,964,474	$227,692,842
Loans to participants	1,904,567	1,808,070

Total investments	253,869,041	229,500,912
Receivables
Participant contributions	294,110	—
Company contributions	220,808	94,738

Total receivables	514,918	94,738

Net assets available for benefits	$254,383,959	$229,595,650

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005

Additions
Additions to net assets attributed to
Investment income
Interest in net investment income of the SENA Master Trust	$26,852,981	$13,385,737
Interest from participant loans	103,239	99,612

	26,956,220	13,485,349

Contributions
Company’s	3,543,305	3,516,824
Participants’ (including rollover contributions of $483,851 in 2006 and $308,745 in 2005)	9,982,740	9,386,056

	13,526,045	12,902,880

Total additions	40,482,265	26,388,229

Deductions
Deductions from net assets attributed to
Benefits paid to participants	16,116,986	14,702,699
Administrative expenses	11,327	6,448

Total deductions	16,128,313	14,709,147

Net increase before plan transfer	24,353,952	11,679,082
Transfers from other plans (Note 1)	434,357	36,255

Net increase	24,788,309	11,715,337

Net assets available for benefits
Beginning of year	229,595,650	217,880,313

End of year	$254,383,959	$229,595,650

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of the SENA 401(k) Plan (the “Plan”) provides only general information. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company’s consent. All full time employees of the Company, as defined, who do not belong to a collective bargaining unit are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2006 and 2005, net assets totaling $434,357 and $36,255, respectively, were transferred to the Plan. Certain assets were from the SENA 401(k) Plan for Union Members, representing the account balances of participants whose change in employment status made them ineligible for coverage under the latter plan.

Under a trust agreement, Fidelity Management Trust Company (the “Trustee”) was appointed trustee of the Plan.

Contributions

Participants may contribute an amount up to 25% of eligible compensation as defined in the plan agreement, not to exceed IRC limitations. Participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provides a matching contribution equal to 100% of the first 3% and 50% of the next 2% of the participant’s income deferred contributions.

Participant contributions are generally made through payroll deductions. Participant and Company contributions are remitted to the Plan on a bi-weekly basis.

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant’s discretion.

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). For all investment options other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund’s short-term investments. At December 31, 2006 and 2005, the Plan held 352,824 units and 532,770 units, respectively, of the SEO Unitized Stock Fund at unit values of $41.95 and $34.84, respectively. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Vesting

Participants are immediately fully vested in their contributions, Company contributions and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a)	Lump sum; or

(b)	Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or

(c)	Transfer to an eligible retirement plan; or

(d)	Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained; or

(e)	In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be paid in quarterly installments over a payment period specified by the participant (not exceeding the joint life expectancy of the participant and the designated beneficiary) or by a dollar amount specified by the participant for participants who have attained age 57 and terminated employment. A participant who retires after age 57, or who incurs a disability, may elect an ad hoc withdrawal in any amount up to two times in any plan year.

A participant may make the following withdrawals prior to termination:

(a)	Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); or

(b)	After age 59- 1/2, withdraw the entire account balance in a single lump sum; or

(c)	In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be withdrawn as follows:

(i)	a participant who has made after-tax voluntary contributions prior to 1987 may elect to withdraw such contributions once in any plan year while employed; and

(ii)	(ii) a participant who has attained age 59- 1/2 may elect to withdraw a portion of his transferred amount once in each plan year quarter while employed.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants

Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan, along with the SENA 401(k) Plan for Union Members and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investments in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair values of the SEO Unitized Stock Fund are computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded in the accompanying financial statements as interest in net investment income of the SENA Master Trust.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration, which are paid by the Plan.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Benefit Payments

Benefit payments to participants are recorded when paid.

3.	SENA Master Trust

The Plan’s allocated share of the SENA Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the SENA Master Trust. The percentage of the Plan’s investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 55% and 57% as of December 31, 2006 and 2005, respectively.

The fair value of investments of the SENA Master Trust is as follows:

	2006	2005

Investments, at fair value
Common stocks	$21,214,349	$24,907,223
Mutual funds	435,373,877	380,496,108

Total investments	$456,575,726	$405,403,331

Investment income (loss) of the SENA Master Trust for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005

Net appreciation (depreciation) in fair value of investments
Common stock	$4,699,490	$(2,173,329)
Mutual funds	6,075,648	15,596,723

	10,775,138	13,423,394
Interest and dividends	36,341,409	11,101,325

	$47,116,547	$24,524,719

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	2006	2005

Stora Enso Oyj ADS, 352,824 and 532,770	$14,799,956	$18,561,705
shares, respectively
Fidelity Magellan Fund, 354,548 and 329,749	31,739,144	35,098,497
shares, respectively
Fidelity OTC Portfolio, 359,715 and 411,202	14,877,833	15,539,328
shares, respectively
Fidelity Retirement Government Money Market	23,098,939	20,330,200
Fund, 23,098,939 and 20,330,200 shares, respectively
Fidelity Spartan U.S. Equity Index Fund, 397,024 and 423,864	19,922,647	18,717,842
shares, respectively
Fidelity U.S. Bond Index Fund, 1,210,737 and 1,062,512	13,148,606	11,581,383
shares, respectively
Fidelity Freedom 2020 Fund, 1,070,116 and 984,376	16,618,897	14,480,166
shares, respectively
Fidelity Equity Income Fund, 223,046 and 179,618	13,059,365	9,480,228
shares, respectively*
Fidelity Diversified International Fund, 548,231 and 327,608	20,257,125	10,660,374
shares, respectively*
Neuberger Berman Genesis Fund, 442,118 and 485,020	20,213,645	22,601,911
shares, respectively

*	Not 5% in 2005

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company’s parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.	Amounts Allocated to Withdrawn Participants

Approximately $59,053,036 and $58,142,599 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2006 and 2005, respectively, but who have not yet received distributions as of that date. None of these amounts were requested to be distributed at December 31, 2006 or December 31, 2005.

SENA 401(k) Plan	EIN: 39-2003332
Schedule of Assets (Held at End of Year)	Plan # 003
December 31, 2006	Schedule H, Item 4(i)

Identity of Issue, Lessor or Similar Party	Description of Investment	Cost	Current Value

* Participant Loans	Maturities ranging from 2007 to 2021;interest rates ranging from 4% to 11.75%	$0	$1,904,567

*	Indicates party-in-interest.

SENA 401(k) Plan

Exhibits

December 31, 2006

Exhibit 23.01	Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan

Dated: June 26, 2007	By	/s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board